April 3, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Elaine Wolff, Esq., Legal Branch Chief Steven Jacobs, Accounting Branch Chief Jeffrey Shady, Esq. Rachel Zablow

Re:	LoopNet, Inc. Registration Statement on Form S-1 Filed March 1, 2006 File No. 333-132138
Ladies and Gentlemen:
     We are submitting this letter on behalf of LoopNet, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 27, 2006 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (file No. 333-132138) (the “Form S-1”). The Company is concurrently filing Amendment No. 1 to the S-1 (the “Amendment”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given them in the Form S-1.
     Also enclosed, for the convenience of the Staff, are two copies of the Amendment marked to show changes from the original filing of the Form S-1.

Form S-1
General
1.	Please provide us support for comparative factual assertions and for management’s belief in qualitative statements regarding your position in the industry. Clearly mark these materials to highlight the specific information you believe supports the statement referenced. We note, for example, your statement that “we are the leading online marketplace for commercial real estate in the United States” on page 1. Further, you indicate in the second paragraph on page 48 that commercial real estate information and listings of your competitors have “not been broadly adopted to date.”
     In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 29 and 43 to note that the assertion is based on third-party data, the sources of which are discussed in the response to comment 2 below. The Company has also revised the disclosure on page 51.
2.	Please provide us with copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. For example, we note that you cite Pramerica Real Estate Investors and CB Richard Ellis, Inc. on page 1.
     In response to the Staff’s comment, please see below for a chart indicating, for each citation of market and industry data, the source of the citation. All of the data cited are from publicly available sources or do not require consent for their use. We are also providing supplementally to the Staff a binder containing hard copies of the reports cited as sources in the chart below.

Page in S-1	Citation	Source	Page in source
Page 4; 23; 44	We are the leading online marketplace for commercial real estate in the United States, based on the number of monthly users of our marketplace, which averaged 500,000 unique users per month during 2005 as reported by ComScore/MediaMetrix.	ComScore Media Trend Report, March 20, 2006	Page 1
Page 4; Page 35	According to Pramerica Real Estate Investors, the aggregate value of commercial real estate in the United States was approximately $5 trillion in 2003.	Pramerica Real Estate Investors, Global REITs: A New Platform of Ownership, January 2005	Page 2
Page 4; Page 35	According to CB Richard Ellis, Inc., the commercial real estate services industry in the United States generated approximately $23 billion in services revenue in 2004.	CB Richard Ellis, 2005 Smith Barney Business Services Conference, May 12, 2005	Page 8

Page 35	This brokerage system is highly fragmented and, according to CB Richard Ellis, the top five commercial real estate brokerage firms accounted for less than 15% of the revenue generated by the commercial real estate services industry in 2004.	CB Richard Ellis, 2005 Smith Barney Business Services Conference, May 12, 2005	Page 8
Page 4; Page 35	According to the Association of Real Estate License Law Officials, there are over 2.6 million licensed real estate professionals in the United States, including commercial and residential real estate agents.	Association of Real Estate License Law Officials, www.arello.org/Commo n_Area/default.cfm, last viewed on February 23, 2006	Bottom of the page
Page 4; Page 35	The Small Business Administration estimates that in 2002, there were approximately 23.3 million operating businesses in the United States.	U.S. Small Business Administration, Office of Advocacy, based on data provided by the U.S. Census Bureau, Business and Nonemployer Statistics, 1988-2002	Page 1

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
     In addition to the logos previously submitted by the Company with the Form S-1, the Company currently intends to include artwork on both the inside front cover and inside back cover of the prospectus. The Company is providing supplementally to the Staff copies of such graphics to be included in the preliminary prospectus prior to distribution to potential investors. The text accompanying the artwork is language derived from the prospectus itself.
Table of Contents, page i
4.	We note your statement that you do not “guarantee, and you have not independently verified” the market data and industry statistics used in the prospectus. Please note that if you choose to utilize industry data in a prospectus, you adopt such information and are responsible for the content. Accordingly, please remove this and similar disclaimers from your disclosure.
     In response to the Staff’s comment, the Company has removed such disclaimer from page i.
Prospectus Summary, page 2
5.	Please avoid use of the term “solution” as it is jargon. Its use implies that a problem is being solved when in fact none has been presented. Instead of using the term solution, describe your actual services. Please revise throughout your filing as necessary.

     In response to the Staff’s comment, the Company has revised the applicable disclosure on pages 2, 44, and 49.
6.	Please balance this disclosure with a summary of the most significant risks associated with your company and this offering.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 2 and included a new paragraph summarizing the significant risks associated with the Company’s business.
7.	Please revise to clarify how you generate revenues from each of your websites and disclose the percentage of revenues you receive from each of your revenue sources.
     In response to the Staff’s comment, the Company has added additional disclosure on page 1 in the summary describing its sources of revenue.
8.	Please revise your summary to quantify your total accumulated deficit.
     In response to the Staff’s comment, the Company has included the amount of its total accumulated deficit in the new paragraph on page 2.
9.	We note your statement on page 2 regarding objectives that you are pursuing. Please revise to clarify the types of “complementary products and services” which you are pursuing and disclose when you believe you will be able to offer such products and services and the steps you have taken in that regard. Similarly, please revise to clarify the “new markets” into which you intend to expand and disclose when you believe you will be able to implement such expansion and the steps you have taken in that regard.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on pages 2 and 46 to clarify that while it does not have current plans for the introduction of new products or expansion into new markets, it intends to identify and pursue appropriate opportunities in the future.
Reconciliation of Adjusted EBITDA to Net Income, page 6
10.	Reference is made to your presentation of the non-GAAP measure Adjusted EBITDA. Your current disclosure does not explain why management believes this measure is more useful than EBITDA and Net Income when evaluating the Company’s performance. Please revise your presentation to include all disclosures recommended in SAB No. 107.G. and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. We also note that management uses Adjusted EBITDA “to assist in comparing performance from period to period on a consistent basis.” Please note that you should not be using a non-GAAP measure to “smooth earnings” as your disclosure seems to imply. Please revise accordingly.

     In response to the Staff’s comment, the Company has revised the applicable disclosure on pages 7 and 27 to explain why the Company’s management believes that Adjusted EBITDA is useful for investors evaluating the Company’s performance. The Company believes that the items listed are not reasonably likely to recur within two years.
     As noted in the response to comment 43 below, the amount of stock based compensation primarily relates to revalued stock exercised pursuant to promissory notes. The Company will no longer permit employees to utilize promissory notes to purchase stock. The gain on sale of assets relates to a sale in 2002 of a line of business which the Company does not expect to recur.
Risk Factors, page 7
11.	Please avoid using generic conclusions such as “adversely affect” and “negatively affected” when describing the risks’ effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.
     In response to the Staff’s comment, the Company has reviewed the risk factors and revised the disclosure to describe the risks’ effect.
12.	Please review your risk factor subheadings to ensure they reflect the risk you describe in the text. Some of your subheadings merely state facts about your business. For example, we note the heading “We must continue to obtain listings from commercial real estate brokers, agents, and property owners” on page 8. Please review and revise subheadings to succinctly state the risks that will result from the facts or circumstances you discuss.
     In response to the Staff’s comment, the Company has revised the applicable disclosure in this section.
Risks Related to Our Business, page 7
We must continue to attract and retain customers, and any failure to increase the number of our customers..., page 7
13.	Please revise to indicate the percentage of free basic members that have historically converted to premium members.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 9 to add the average historical conversion rate of free basic members to premium members, which it has derived from its figures for total free members and total premium members.
We must continue to obtain listings from commercial real estate brokers, agents and property owners, page 8
14.	Please revise to quantify the number of brokers, agents and property owners that submit commercial real estate listings to your online marketplace.
     Because the number of brokers, agents and property owners submitting listings is inconstant over time and is dependent on market conditions, the Company has not historically kept track of the number of listings by category of submittor.

Our quarterly financial results maybe subject to seasonality, page 9
15.	Please consider combining this risk factor with your previous risk factor or revise to describe a separate risk resulting from the seasonal nature of your industry.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 11 to combine the risk factors.
Our revenues, expenses and operating results could be affected by general economic conditions..., page 9
16.	We note you have presented several factors that may affect your revenues, expenses and operating results, many of which could apply to any company. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented. Additionally, some of these risks are repeated in other risk factors. Please delete all redundancies. Finally, focus on how these risks may affect your business in a degree or manner that is different or more significant than other companies.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 11 to clarify that such listed factors could have negative effects on the commercial real estate industry as a whole, which could decrease demand for the Company’s services.
Our business depends on retaining and attracting capable management and operating personnel, page 12
17.	You indicate that your success depends in large part on Richard J. Boyle, Jr. and “other key employees.” Please revise to identify those other key employees.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 14 to identify the other key members of the Company’s management team.
Unless we develop, maintain and protect our brand identity..., page 14
18.	Please revise to explain what you mean when you indicate that you will pursue an “online and offline brand enhanced strategy.”
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 16.
We may be subject to regulation of our advertising and customer solicitation, page 15
19.	You indicate that laws or regulations could be adopted which could hurt your business. Please revise to focus on how this risk may affect your business in a degree or manner that is different or more significant than other companies.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 17 to describe risks specific to the Company.

Use of Proceeds, page 20
20.	Please revise to identify the specific uses to which you will put the proceeds and indicate approximately how much of the proceeds will go to each of the identified uses. In this regard, we note disclosure on page 32 that you intend to expand your marketing program, hire more personnel and continue to build the infrastructure required to support the development of new products and services. Based on this disclosure, it appears you have actual plans for the proceeds beyond those currently described. Please note Item 504 requires disclosure of the “approximate amount” intended to be used for each purpose.
     Because the Company is profitable, the planned expansion of its marketing program, personnel hiring, and infrastructure will be funded out of its cash flow from operations and not the proceeds of the offering. The Company has revised the disclosure to note the primary purposes for the offering and to note potential uses of the proceeds. The Company supplementally advises the staff that the operating budget for 2006 was approved by the Board without the expectation of an IPO, and the Company currently has no specific plans to modify its operating expenses in 2006 if the IPO is completed.
Dilution, page 22
21.	Please provide us with your basis for including your deferred tax asset in the calculation of net tangible book value.
     Based on the definition of intangible assets in Financial Accounting Standard 141, the Company has determined that deferred tax assets should be excluded in the calculation of net tangible book value. Accordingly, the Company has revised the applicable disclosure on page 25.
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 26
Overview, page 26
22.	Please revise to disclose metrics by which you gauge the strength or weakness of your business or business prospects. Refer generally to Release 33-8350. Please revise your overview to identify key performance indicators, financial and non financial, and then address them in more detail wherever relevant.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 29 to indicate the key metrics by which it measures its business.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 27
Stock-Based Compensation, page 28
23.	Revise to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

     Although the Company has not yet determined the estimated initial public offering price, in response to the Staff’s comment, the Company has revised the applicable disclosure on page 31 and will include such information with the next amendment to the Form S-1.
24.	We note that you engaged an independent valuation specialist to perform retrospective assessments of the fair value of common stock. Please tell us what consideration you gave to naming the specialist in the prospectus and providing the written consent of the third party under Securities Act Rule 436.
     In accordance with the AICPA Practice Guide Valuation of Privately-Held-Company Equity Securities Issued as Compensation and guidance by the Commission, the Company engaged Globalview Advisors, an independent third party valuation firm, in November 2005 to conduct a retrospective assessment of fair value of the Company’s common stock. The valuation report was just one factor considered by the Company in determining the reassessed value of its common stock and determining the amount of deferred stock-based employee compensation for certain stock grants to employees. Because the Company did not quote or summarize the valuation specialist’s report or a portion thereof, and the valuation specialist did not pass on the information in the Form S-1, the Company determined that it was not required to obtain a written consent of the valuation specialist under Securities Act Rule 436.
Results of Operations, page 31
Cost of Revenues, page 31
25.	We note that income tax expense in 2005 decreased by $7.4 million from income tax expense in 2004. Please revise to discuss the disclosure on page F-16 that you will be limited to using approximately $9.6 million of net operating losses to offset taxable income in 2006 and approximately $2 million in 2007 and each year thereafter until 2021. See Item 303(a)(3) of Regulation S-K.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 35.
26.	Please revise your disclosure to explain why costs of revenues did not increase in amount reasonably proportional to the increase in premium members. Please also include an explanation of why the gross profit percentage has increased during each period.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on pages 35 and 37. The Company notes that an increase in the number of premium members does not necessarily result in a proportional increase in cost of revenue because the majority of the costs of revenue expense items are semi-fixed costs, such as the Company’s network infrastructure, connectivity and hosting costs, which do not increase in proportion to or at the same rate as the Company’s increase in premium members and revenue.

Liquidity and Capital resources, page 37
Operating Activities, page 37
27.	Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 40.
Business, page 40
28.	Please revise to discuss your relationships with the third parties that provide you with your services. In this regard, we note your disclosure on page 8 that all of your services, including property and business listing, searching, and marketing services, are provided by other companies. This description should include, but not be limited to, the name any significant third parties, whether you have a written contract with the providers, and if applicable, the material terms of any contracts.
     In response to the Staff’s comment, the Company has revised the disclosure on page 10 to clarify that the services provided by other companies to which the Company refers are services provided by competitors of the Company to current or potential customers of the Company. The Company does not rely on any third parties to provide its services and has no material third-party contracts. The Company has utilized from time to time certain technology or data for portions of its product features, such as aerial imaging or sales information, but such information or data is available from multiple vendors and is not material to the Company’s products or services.
29.	Please quantify the amount spent on company sponsored research and development activities and the amount spent on customer sponsored research activities relating to the development of new products or services. See Item 101(c)(1)(xi) of Regulation S-K.
     In response to the Staff’s comment, the Company has provided the requested disclosure on page 52.
30.	We note your statement on page 42 that “upon registering as a member, an agent can list properties on the service.” Please revise to clarify whether you charge agents or property owners a fee to list their properties on your site and whether you must be a premium member, and or agent, to list properties.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 47 to clarify that the Company does not charge a fee or require premium membership to list properties, or limit listing of properties to agents.
31.	We note your reference on page 47 to “lead generation products.” Please revise to provide a more robust description of your lead generation products, the market for such products, and how you derive revenues from such products.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 49.

Our Strategy, page 43
32.	We note your statement in the third paragraph on page 44 that you intend to pursue opportunities in other markets. Please revise to specifically identify those other markets.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on pages 2 and 47 to clarify that while it does not have current plans for expansion into new markets, it intends to identify and pursue appropriate opportunities in the future.
Products and Services, page 44
33.	With respect to the fee structure of BizBuySell, please revise to disclose the amount of the premium listing placement which you currently describe as available for “an additional” fee. Further, please revise to discuss the fees you charge for BrokerWorks.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 49 to indicate the fees applicable to BizBuySell.
Technology and Infrastructure, page 48
34.	Please revise to briefly discuss the measures you have taken to protect customers’ personal identifiable information. In this regard, we note your risk factor on page 12.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 51 to describe the Company’s protective procedures.
Board Committees, page 51
35.	Please provide additional disclosure regarding each committee to discuss the frequency with which each will have meetings.
     As a private company, virtually all activity and decisions of the board of directors to date have been made by the board as a whole with occasional meetings of the audit and compensation committees then providing recommendations to the full board. As required by NASDAQ, the Company intends to establish formal Audit, Compensation, and Nominating committees in connection with the IPO. These new committees will each have written charters and will meet as necessary to conduct their work. The Company expects that the Audit Committee would meet no less frequently than quarterly to review the Company’s financial results. The meeting schedule for the Compensation and Nominating committees has not yet been established.
Summary Compensation Table, page 53
36.	Please explain how the board of directors determined the FMV for the restricted stock awards. In this connection, we note from page F-19 that you recorded stock-based compensation costs of $742,815 in the year ended December 31, 2005 and that the restricted stock of some executives were revalued as of the exercise date due to below market rate terms on promissory notes.

     The Company’s board of directors determined the fair market value for the restricted stock awards using the same methodologies as disclosed by the Company on pages 28 and 29 of the Form S-1, under the heading “Stock Based Compensation.” As discussed in that section, the Company engaged an independent valuation specialist to perform retrospective assessments of the fair value of the Company’s common stock (including restricted stock) and compared such assessments to the initial estimate of fair value as determined by the Company’s board of directors.
     During 2004 and 2005, the Company received promissory notes from certain named executive officers at the then-applicable Federal rate, which the Company believed to be fair market value. Such interest rates were subsequently deemed to be less than the fair-market rate, thus resulting in additional stock-based compensation charges. These notes were received as payment for stock options then exercised and restricted stock then purchased. Based on Issue 25 of EITF 00-23, variable accounting is required for stock options that permit exercise with a full recourse note at an other than market rate of interest at the exercise date. As a result, the related stock options and restricted stock were revalued as of the exercise date.
Aggregate Option Exercises and Fiscal Year-End Option Values, page 54
37.	We note from page F-19 that as a result of promissory notes from certain executives at below market rate terms stock options and restricted stock were revalued as of the exercise date resulting in stock compensation charges of $236,310 in 2005. Please explain whether Mr. Greenman was one of those executives whose stock options were revalued as of the exercise date.
     The Company confirms that Mr. Greenman was one of the executives whose stock options were revalued as of the exercise date as a result of the use of promissory notes.
Certain Relationships and Related Transactions, page 58
Merger and Restructuring of Ownership, page 58
38.	We note that following the merger of LoopNet and PropertyFirst in 2001, LoopNet Holdings LLC and PropertyFirst LLC were the sole shareholders of LoopNet and held substantially equal amounts of LoopNet stock other than Series E and Series F convertible preferred shares and nonvoting Series B preferred held by JP Morgan Partners. Further, we note that upon consummation of this offering the preferred units of both LoopNet Holdings LLC and Property First LLC will convert into common units of the respective entity and that LoopNet shares held by these entities will be distributed to other members. Please provide us with the agreements reflecting the transaction that will take place upon consummation of this offering. We may have further comment.
     In response to the Staff’s comment, the operating agreements of each of LoopNet Holdings LLC and PropertyFirst LLC are being provided supplementally herewith. Each operating agreement provides for the liquidation of the applicable LLC upon the IPO of the Company, as well as a distribution of the assets of the LLC (including the shares of the Company that are not sold in the IPO) to its members.

     Automatic conversion of the preferred units of LoopNet Holdings LLC into common units is provided for in Section 4.1D.(2) of the LoopNet Holdings LLC operating agreement. Distribution of the Company’s shares to the members of LoopNet Holdings LLC is addressed in Section 1.9 (which provides that the term of the LLC ends upon an IPO) and Section 12.3 (which describes distributions upon the liquidation).
     Automatic conversion f the preferred units of PropertyFirst LLC into common units is provided for in Section 3.12(b) of the PropertyFirst LLC operating agreement. Distribution of the Company’s shares to the members of PropertyFirst LLC is addressed in Section 2.3 (which provides that the term of the LLC ends upon an IPO) and Section 7.5 (which provides that upon an IPO, the shares shall be distributed as soon as practicable).
     The members of the LLCs are also amending the respective operating agreements to clarify that all members of the LLCs will be able to direct the LLCs to elect to participate in the offering with respect to certain shares of the Company owned by the LLCs. The amendments clarify how cash and income received through the participation of the LLC is allocated to the members directing the participation. The amendments also clarify the timing of the distribution of shares of the Company following the IPO.
     The issuance of securities as part of the merger of PropertyFirst and LoopNet, and the subsequent LLC structuring, were approved by the California Department of Corporations through a fairness hearing pursuant to which a permit was issued, as reflected in the description of the merger and the LLCs at page 61.
Transaction and Relationships with Directors, Officers and 5% Stockholders, page 59
39.	Please revise to describe the services performed by Dennis DeAndre in exchange for $1.9 million.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 62 to describe such services.
Principal and Selling Stockholders, page 60
40.	Please identify, by footnote or otherwise, the natural persons that control each stockholder, unless the entities are public companies, wholly-owned subsidiaries of public companies or registered investment companies.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 64.
Preferred Stock, page 63
41.	We note that all outstanding shares of preferred stock will be converted into common stock upon completion of this offering. Please revise to describe the condition for such conversion. Tell us the agreement that governs the conversion of each series of preferred and whether the conversion of Series B is automatic upon the closing of a public offering.

     In response to the Staff’s comment, the Company has revised the applicable disclosure on page 66. Article III.4(b) of the current Articles of Incorporation of the Company provides that the Series A and C automatically convert upon an IPO that meets certain conditions (total proceeds exceeding $20 million and a per share price of $3.69). Article III.7 provides that the Series B will automatically convert when the Series A converts.
Notice to Canadian Residents, page 72
42.	We note your disclosure that you will distribute common stock in Canada only “on a private placement basis.” Please explain in detail the timing and structure of this intended distribution and the basis for your claimed exemption. Please indicate whether any of your Canadian purchasers are selling shares in this offering. We may have additional comments.
     The Company supplementally advises the Staff that no shares have been specifically reserved for offering in Canada, there will be no Canadian syndicate involved in the distribution of the Company’s common stock and there will be no road show in Canada. The reference to “only on a private placement basis” refers to Canadian law. The “Notice to Canadian Residents” section of the prospectus merely provides, as advised by Canadian counsel, the permitted sales to Canadian persons under relevant private placement exemptions provided for by the law of Canada or any province thereof and has been included in the prospectus. This section contains statutory language that puts Canadian investors on notice that they will not have a contractual right of rescission against the issuer, and that they are entitled to purchase without the benefit of a prospectus qualified under applicable Canadian provincial securities laws. The practice of including Canadian disclosure in this form or variations thereof (e.g., a prospectus wrapper) to enable the sale of limited amounts of shares, if any, in Canada is an established practice and has been used in numerous prospectuses without objection by the Staff. Further, the Company supplementally advise the Staff that no such Canadian purchasers will be selling shares in this offering.
Consolidated Financial Statements
Consolidated Statements of Income, page F-4
43.	Please revise your presentation to classify stock based compensation within the relevant categories on the face of the income statement and not separately.
     As the Company disclosed in footnote 8 of the financials statements, during 2004 and 2005, the Company received promissory notes from certain named executive officers at the then-applicable Federal rate, which was subsequently deemed to be less than the fair-market rate. These notes were received as payment for stock options then exercised and restricted stock then purchased. As a result, the related stock options and restricted stock were revalued as of the exercise date, resulting in stock-based compensation charges of $1,673,000 and $236,000 in 2004 and 2005, respectively. Since a significant portion of the Company’s stock-based compensation charges are related to the revalued stock options and restricted stock related to the promissory notes (which is not a recurring item), the Company respectfully believes that including the stock-based compensation costs within the relevant expense categories would confuse investors’ analysis of trends in these expense line items.

Note 2 — Acquisition of BizBuySell, Inc., page F-12
44.	Please tell us how you considered Rule 3-05 of Regulation S-X in determining that historical financial information for the BizBuySell acquisition was not required. Confirm that you included the contingent consideration as part of the total investment when calculating the tests of significance for your investment.
     The Company performed the significant subsidiary tests in Rule 3-05 as of December 31, 2005, as permitted by Staff Accounting Bulletin 80, given the substantial growth in assets and earnings of the Company’s business in recent years and the anticipated initial public offering. All three of the significance tests resulted in values less than 20%, and therefore only one year of audited financial results for BizBuySell were required. This requirement was satisfied because the consolidated financial statements for the year ended December 31, 2005 include a full year of BizBuySell financial results. In addition, the 2004 consolidated financial statements included three months of operations for BizBuySell for an aggregate period of fifteen months through December 31, 2005.
     The contingent consideration was included as part of the total investment when calculating the tests of significance for the Company’s investment.
Note 5 — Income Taxes, page F-15
45.	Please explain how you determined the amount of your valuation allowance that was reversed during 2005. In doing so, please tell us what negative evidence remained to prevent the Company from reversing the entire allowance.
     The amount of valuation allowance reversed by the Company in 2005 was based on the amount of net operating losses that the Company estimated it will be able to utilize to offset taxable income over the subsequent three-year period. The primary factor considered by the Company in deciding to use the three-year period was that under Section 382 of the Internal Revenue Code, the utilization of the net operating loss carry forwards is limited based upon changes in the percentage of the ownership of the Company. As a result of prior ownership changes, the Company believes that it will be limited to using approximately $9.6 million of net operating losses to offset taxable income in 2006 and approximately $2 million in 2007 and each year thereafter until 2021. As a result of this limitation it will take several years before the Company can utilize all of its net operating losses and the ability to accurately forecast the financial results several years in the future becomes more difficult.
     As discussed in FASB Statement No. 109, Accounting for Income Taxes, paragraphs 20 through 25, there is significant judgment involved in determining the extent to which deferred tax asset allowances may be necessary after consideration of both positive and negative evidence.

     Although the Company has been profitable in recent years, it is still a relatively young company without a long track record of generating positive earnings. Through December 31, 2005, the Company had an accumulated deficit of $22.6 million.
Note 6 — Redeemable Convertible Preferred Stock, page F-16
46.	Please disclose the accounting method used to measure your redeemable convertible preferred stock at each balance sheet date. Refer to EITF D-98.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page F-17.
Note 8 — Stock Option Plan, page F-17
47.	Related to the promissory notes on your 2004 and 2005 exercises, please tell us whether the ability to exercise stock options using promissory notes was included in the terms at that grant date. Please cite relevant terms of the option agreement, as necessary.
     The ability to exercise stock options using promissory notes was included in the original terms of the option agreement at the grant date. The relevant language from the option agreement is as follows:
“Exercise of Options. An Option may be exercised by the Participant only by giving written notice to the Company specifying the number of full shares to be purchased and accompanied by payment of the full purchase price therefor (together with such amounts in respect of taxes as the Company may be required to collect and withhold, as provided in Section 17 of the Plan) in cash, by check or in such other form of lawful consideration (including promissory notes or shares of Common Stock then held by the Participant) as the Board may approve from time to time. The exercise price may be paid, at the discretion of the Board, by delivery to the Company of documentation satisfactory to the Company to (a) effect the exercise of the Option and (b) cause delivery to the Company by the Participant’s broker of the sale or loan proceeds of all or a portion of the underlying Common Stock as required to pay the exercise price (and any applicable amounts which the Company is required to collect and withhold in respect of taxes).”

Part II
Item 15. Recent Sales of Unregistered Securities, page II-2
48.	Please revise this section to include all the information required by Item 701 of Regulation S-K. For example, provide the date of sale, amount of consideration, number of securities sold, and purchasers for each transaction. Further, please revise to indicate the exemption relied upon for each such transaction.
     In response to the Staff’s comment, the Company has revised the applicable disclosure on page II-1 to provide the information required by Rule 701.
49.	Please include a description of the warrants you have issued during the last three years, if any. We note the description of outstanding warrants on pages 63.
     The Company has not issued any warrants during the last three years. All outstanding warrants for the Company’s equity securities were issued in 2001.
Item 16. Exhibits and Financial Statement Schedules, page II-2
50.	Please file the legal opinion with your next amendment, or provide a draft opinion for us to review.
     Because the number of shares to be offered by the Company is not yet known, the Company is providing a draft of the legal opinion supplementally and will file such opinion with the next amendment once the number of shares is known.
Item 17. Undertakings, page II-2
51.	Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.
     Please note that the Company is not offering securities on a delayed or continuing basis and accordingly believes that the undertaking required by Item 512(a) is not applicable to it. The Company has reviewed all other undertakings required by Item 512(a) and believes that it has complied with the requirements of Item 512 of Regulation S-K.
Other Matters
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that the Staff’s comments and changes in the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to any filing by the Company; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct your questions or comments to me via facsimile at (415) 772-1729, or by phone to Karen A. Dempsey of this office at (415) 772-6540 or me at (415) 772-6529. Thank you for your assistance.
Very truly yours,
David B. Sikes, Esq.
HELLER EHRMAN LLP

cc:	Richard J. Boyle, Jr., LoopNet, Inc. Rick Kline, Ernst & Young LLP